Mail Stop 3561
                                                             August 22, 2018


Via E-mail
Mark Korb
Chief Financial Officer
Icagen, Inc.
4222 Emperor Blvd., Suite 350
Research Triangle Park
Durham, NC 27703

       Re:    Icagen, Inc.
              Form 10-K for Fiscal Year Ended December 31, 2017
              Filed April 17, 2018
              File No. 000-54748

Dear Mr. Korb:

      We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to the comment, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2017

Item 8. Financial Statements and Supplemental Data
Notes to the Consolidated Financial Statements
7. Acquisition of Assets of Tucson Facility, page F-18

1. We note that you acquired certain assets and assumed certain liabilities associated with the Sanofi Tucson Facility on July 15, 2016 pursuant to the Sanofi Asset Purchase
       Agreement for a cash purchase price of $1. You also entered into a series of agreements related to the Sanofi Tucson Facility, including the Master Services Agreement and Deed of Trust, with Sanofi on the same day. Please tell us and disclose your accounting for these transactions with citation to the specific authoritative accounting literature you utilized. In your response, please tell us the consideration given to the assumed liabilities pursuant to the Sanofi Asset Purchase Agreement and the $5 million lien pursuant to the
       Deed of Trust in determining the purchase price of the acquired assets. Mark Korb
Icagen, Inc.
August 22, 2018
Page 2


        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Suying Li at (202) 551-3335 or Angela Lumley at (202) 551-3398 with any questions.


                                                          Sincerely,

                                                          /s/ Rufus Decker

                                                          Rufus Decker
                                                          Accounting Branch
Chief
                                                          Office of Beverages,
Apparel and
                                                          Mining